FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

JOINT STATEMENT OF LABOR PRINCIPLES

     The management teams at both US Airways and America West Airlines recognize the anxiety and uncertainty created among our valued employees since news of a potential merger surfaced in April, and we sincerely regret that legal constraints prevented us from providing you with more details about our discussions. Now that we have announced our planned merger, we can assure you that we have heard your requests to be kept informed and we will be as open as possible as this transaction progresses.

     The leading question is the obvious one: what will happen to my job if America West is ultimately merged into US Airways? We’ll try to give you our best answer, but please keep in mind that it will take a long time to complete an operational integration and, as we’ve already seen, there’s always the potential for unexpected changes in our industry.

     Even once we begin the process of integrating our operations, it’s still hard to say what will happen to anyone’s particular job. For employees in work groups not represented by a collective bargaining agent at either airline, our management teams will be fair to employees at both carriers. Every employee is entitled to be evaluated individually, and there is no presumption that employees of one airline will be favored over the other.

     For employees in work groups represented by unions, the question of what will happen to your jobs is even harder for us to answer because so much of what will happen is outside management’s control. Our labor contracts contain different provisions governing how seniority lists will be integrated, and depending on your specific contract, provide for integration in accordance with a particular union’s merger policy or certain “Allegheny Mohawk” seniority integration provisions. We will honor those contractual commitments, and the ultimate outcome of seniority integration will be determined by your collective bargaining representatives as dictated by your contracts.

     Although the seniority integration process will be handled by your union representatives, we have every expectation that our unions will honor certain obviously fair and equitable protocols as they implement their merger policies or Allegheny Mohawk provisions. Specifically, we would expect that no employee who already had been furloughed prior to the merger would be permitted to bump an active employee out of a job. Likewise, we expect our unions will recognize a solution that simply “staples” all employees of one airline to the bottom of the other’s seniority list as unacceptable and unconscionable. To that end, because of seniority differences in some groups, straight seniority integration could have an effect similar to that of stapling employees to the bottom of a seniority list, an outcome that is inconsistent with a fair and equitable protocol. Therefore, some type of proportional integration would seem reasonable. Given our experience working with your union representatives, we do not anticipate they would advocate an integrated seniority list that violates the basic tenets of fairness and equity, and we encourage them to help ease any uncertainty among their members as soon as possible by confirming their intention to work toward seniority integration using these basic principles.

     Lastly, although it is extremely important to go through the proper process of integrating seniority lists, dragging seniority integration out for an unnecessarily long period of time is not in anyone’s best interest. It is distracting to employees, and to customers who contemplate flying with the new US Airways. A thoughtful, deliberate but timely resolution will help everyone move forward with greater certainty, even if expectations are not always met.

     We will provide updates about the proposed merger as soon as we can, while continuing to be honest about what we can’t predict. We truly believe this proposed merger is in the best interests of employees at both airlines, and we will work hard to provide you with information as we move towards a combined airline that has a great future ahead.

Sincerely,

Doug Parker	Bruce R. Lakefield

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.